Exhibit 11.1

THOUSAND TRAILS, INC.
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Dollars and common shares in thousands)

	Nine Months Ended	Nine Months Ended
	March 31, 2001	March 31, 2000

BASIC:

Weighted average number of common shares outstanding	8,087	7,981

Net income allocable to common shareholders	$3,546	$3,056

Net income per common share — basic	$0.44	$0.38

DILUTED:

Weighted average number of common shares outstanding	8,087	7,981

Weighted average common stock equivalents -

Dilutive options	499	624

Weighted average number of common shares outstanding	8,586	8,605

Net income allocable to common shareholders	$3,546	$3,056

Net income per common share — diluted	$0.41	$0.35